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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jennifer O'Brien Shannon Buskirk Sandra Wall John Hodgin Irene Barberena-Meissner Kevin Dougherty

Re:	Diversified Energy Company plc Draft Registration Statement on Form F-1 Confidentially Submitted on May 1, 2023 CIK No. 0001922446

Ladies and Gentlemen:

On behalf of Diversified Energy Company plc (the “Company”), we are hereby confidentially submitting a sixth Draft Registration Statement on Form F-1 (“Submission No. 6”) through EDGAR. The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on June 3, 2022 (the “Draft Submission”), as amended most recently by Amendment No. 4 to the Draft Submission dated May 1, 2023 (“Submission No. 5”). Submission No. 6 has been revised to reflect the Company’s responses to the comment letter to Submission No. 5 received on May 26, 2023 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 6.

July 17, 2023

Amendment No. 4 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Retirement Obligations, page 79

1.	We note your discussion and quantification on page 80 regarding i) the PV-10 from your reserves models, after consideration of your asset retirement costs, calculated with forward pricing, and ii) your statement that these models have resulted in a PV-10 that illustrates "residual cash flows well beyond our retirement obligations.” Please address the following:

a.	Please tell us your consideration of the need to provide disclosures pursuant to Item 10(e) of Regulation S-K given that this PV-10 appears to be calculated in a manner different from the non-IFRS measure of PV-10 located on page 6, as one example.

b.	Revise your disclosure so as not to imply that these alternative PV-10 measures represent the residual cash flow available to the Company for discretionary expenditures. In this regard, we note that mandatory debt service requirements or other non-discretionary expenditures are not also highlighted in this discussion.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 6 accordingly to conform the discussion and quantification of PV-10 to PV-10 located on page 6 calculated using SEC rules regarding reserve reporting currently in effect. Please see revised page 80.

Business

Summary of Reserves, page 89

2.	Please obtain and file the third party reserve report prepared by Netherland, Sewell & Associates, Inc. as of December 31, 2022 as an exhibit to your filing. Refer to the disclosure requirements in Item 1202(a)(8) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included the reserve report prepared by Netherland, Sewell & Associates, Inc. as of December 31, 2022 as an exhibit to Submission No. 6.

Proved Reserves, page 90

3.	Please revise your discussion of the changes that occurred in total proved reserves, shown under the sections: Revisions to Previous Estimates, Purchase of Reserves in Place, and Sales of Reserves in Place, to clearly identify the year in which the changes occurred. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 6 accordingly. Please see revised pages 90 and 91.

Productive Wells, page 91

4.	Please expand your disclosure to include a separate section header presenting the exploratory and development drilling activities that occurred during each of the last two fiscal years. Your disclosure should separately identify the number of net productive and dry exploratory and development wells drilled in which you owned an interest, including wells drilled by operators other than you, during each annual period. If you did not participate in any such wells, please clarify your disclosure. Refer to the disclosure requirements in Item 1205 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 6 accordingly. Please see revised pages 91 and 92.

July 17, 2023

5.	As part of the expanded disclosure of your drilling activities, include a separate description of your present activities, including the number of gross and net wells in the process of being drilled, completed or waiting on completion and any other related activities of material importance at the end of your most recent fiscal year and any subsequent updates to these activities as of the date of your current filing. If there were no such activities in progress, please clarify your disclosure. Refer to Item 1206 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 6 accordingly. Please see revised page 92.

Proved Undeveloped Reserves, page 91

6.	Please expand your disclosure to include the capital expenditures associated with converting proved undeveloped reserves to proved developed during the year ended December 31, 2022. Refer to the disclosure requirements in Item 1203(c) of Regulation S- K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 6 accordingly. Please see revised page 92.

Compensation of Executive Directors

Executive Director Employment Agreements, page 114

7.	For Robert Russell (“Rusty”) Hutson, Jr. and Bradley G. Gray you disclose written service agreements, with such agreements entitling Messrs Huton and Gray to receive an opportunity to earn an annual discretionary performance-based bonus of up to 175% and 150% of base salary, respectively, subject to the achievement of performance goals determined in accordance with your annual bonus plan. Please disclose the performance goals in your annual bonus plan for each executive. See Item 6.B of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 6 accordingly. Please see revised pages 115 and 116.

Report of Independent Registered Public Accounting Firm, page F-2

8.	We note that the second sentence in the first paragraph retained language referring to the financial statements as of December 31, 2021 and 2020. Please revise as necessary for the updated financial statements included in this registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 6 accordingly. Please see revised page F-2. The Company’s independent auditor delivered a copy of the report with the correct dates, and the discrepancy in Submission No. 5 was due to a typographical error.

Notes to the Consolidated Financial Statements

Note 29-Supplemental Natural Gas and Oil Information (Unaudited) Estimated Reserves, page F-62

9.	We note the column summarizing the changes in total net proved reserves as Boe amounts includes an entry for the 2022 Purchase of Reserves In Place of 554,174 MBoe. This figure appears to be a typographical error and is inconsistent with the comparable disclosure provided elsewhere on page 90. Please review and correct the value.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 6 accordingly. Please see revised page F-62.

July 17, 2023

10.	Your explanation of the changes that occurred due Revisions of Previous Estimates, provided here and elsewhere on page 90, indicates the 90,251 MBoe revision in 2021 and the 63,302 MBoe revision in 2022 primarily resulted from higher commodity prices. Your explanation of the 2022 change identifies additional changes for other unrelated factors but does not include the net quantities associated with such changes.

Please expand your discussion to include an explanation relating to each of the individual factors that contributed to the overall change in the line item for each period presented. If two or more unrelated factors are combined to arrive at the overall change, your revised disclosure should separately identify and quantify each factor, including offsetting factors, so that the change in net reserve quantities between periods is fully explained.

Please similarly revise your disclosure of changes in the net quantities of total proved reserves on page 90. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 6 accordingly. Please see revised pages 90 and F-63.

Cost Incurred in Natural Gas and Oil Property Acquisition, Exploration and Development Activities, page F-64

11.	Please expand your disclosure to separately present the costs incurred for exploration and development for 2022 and 2021. Refer to the disclosure requirements in FASB ASC 932-235-50-18.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 6 accordingly. Please see revised page F-64.

**

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (737) 910-7363 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David J. Miller
David J. Miller
of LATHAM & WATKINS LLP

cc:           (via email)

Benjamin Sullivan, Diversified Energy Company plc

Ryan Lynch, Latham & Watkins LLP